SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 4)
________________________

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.
(Name of Subject Company)
________________________

LSRI HOLDINGS, INC.
a wholly-owned subsidiary of
 Landry’s Restaurants, Inc.
 (Names of Filing Persons—Offeror)
____________________________________

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
______________________

579793100
(CUSIP Number of Class of Securities)
________________________

TILMAN J. FERTITTA
LANDRY’S RESTAURANTS, INC.
1510 West Loop South
Houston, Texas 77027
(713) 850-1010
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$123,386,221.75	$14,325.14

* Estimated for purposes of calculating the amount of filing fee only.  This amount is based on the offer to purchase all 14,835,332 issued and outstanding shares of common stock of McCormick & Schmick’s Seafood Restaurants, Inc. as reported in its public filings with the Securities and Exchange Commission (less the 1,496,281 shares of common stock held by the Offeror) at a purchase price of $9.25 cash per share.

**  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $14,325.14

Form or Registration No.:  SC TO-T

Filing Party: Landry’s Restaurants, Inc.

Date Filed: April 7, 2011

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

SCHEDULE TO

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed on April 7, 2011, as amended by Amendment No. 1 to Schedule TO filed on April 7, 2011, Amendment No. 2 to Schedule TO filed on April 21, 2011 and Amendment No. 3 to Schedule TO filed on April 22, 2011 (as so amended, the “Schedule TO”), on behalf of LSRI Holdings, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Landry’s Restaurants, Inc., a Delaware corporation (“Landry’s”), relating to the offer by Purchaser to purchase all issued and outstanding shares of Common Stock, par value $0.001 per share, together with the associated preferred share purchase rights (the “Rights,” and together with such shares, the “Shares”), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (“MSSR”), at a price of $9.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated April 7, 2011, and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with this Amendment No. 4, and any other amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 5.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 5 of the Schedule TO is hereby amended and supplemented to add the following:

On April 22, 2011, MSSR filed with the SEC a letter to MSSR stockholders recommending that MSSR stockholders reject the Offer and ignore the Withhold Proxy.  In the same filing, MSSR also filed a follow-up letter from Bill Freeman, Bill McCormick and Doug Schmick to its employees.

On April 26, 2011, Mr. Fertitta issued a press release urging stockholders to stop, look and listen before signing or returning any proxy card distributed by MSSR in connection with the 2011 Annual Meeting of Stockholders of MSSR (the “2011 Annual Meeting”).

On April 26, 2011, MSSR issued a press release announcing that it had mailed a letter to stockholders recommending that they vote for the election of MSSR’s Board of Directors at the 2011 Annual Meeting.

On May 2, 2011, MSSR issued a press release announcing the authorization of a sale process and an evaluation of other strategic alternatives.

On May 3, 2011, MSSR filed with the SEC a letter to its employees regarding its announcement that it had authorized a sale process and an evaluation of other strategic alternatives.

On May 4, 2011, MSSR filed with the SEC an investor presentation in connection with the Offer.  Also on May 4, 2011, MSSR issued a press release announcing the filing of the investor presentation and reiterating its recommendation that MSSR stockholders reject the Offer and vote for MSSR’s Board of Directors at the 2011 Annual Meeting.

Also on May 4, 2011, Mr. Fertitta and Landry’s issued a press release in response to MSSR’s announcement that it had begun a sale process.  In the press release, Mr. Fertitta and Landry’s announced that it would participate in the sale process and withdraw its Withhold Proxy.

ITEM 12.     EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(E) Press release issued by Tilman J. Fertitta and Landry’s Restaurants, Inc., dated May 4, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2011
LSRI HOLDINGS, INC.

	By:	/s/ Tilman J. Fertitta
		Name:	Tilman J. Fertitta
		Title:	President

LANDRY’S RESTAURANTS, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated April 7, 2011. (1)
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9). (1)
(a)(1)(C)	Notice of Guaranteed Delivery. (1)
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. (1)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. (1)
(a)(1)(F)	Summary Advertisement published on April 7, 2011. (1)
(a)(5)(A)
Press release issued by Tilman J. Fertitta, dated April 4, 2011 (incorporated by reference to Tender Offer Statement on Schedule TO filed by Landry’s Restaurants, Inc. with the Commission on April 4, 2011).

(a)(5)(B)	Press release issued by Tilman J. Fertitta, dated April 7, 2011. (2)
(a)(5)(C)	Press release issued by Tilman J. Fertitta, dated April 21, 2011. (3)
(a)(5)(D)	Press release issued by Tilman J. Fertitta, dated April 22, 2011. (4)
(a)(5)(E)	Press release issued by Tilman J. Fertitta and Landry’s Restaurants, Inc., dated May 4, 2011.
(b)(1)
Commitment Letter, dated as of April 1, 2011, by and between Landry’s Restaurants, Inc. and Jefferies Group, Inc. (incorporated by reference to Amendment No. 2 to Schedule 13D filed by Landry’s Restaurants, Inc. with the Commission on April 4, 2011).

(d)	None.
(g)	None.
(h)	None.

(1) Previously filed with Schedule TO on April 7, 2011.
(2) Previously filed with Amendment No. 1 dated April 7, 2011.
(3) Previously filed with Amendment No. 2 dated April 21, 2011.
(4) Previously filed with Amendment No. 3 dated April 22, 2011.